Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

Direct Line: 020 7659 6039
Direct Fax: 020 7659 6001
Email: sandra.walters@brambles.com

Brambles

17 March 2003


03050984


SEC MAIL PROCESSING
RECEIVED
MAR 24 2003
WASH, D.C.
187

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

SUPPL

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

Yours faithfully,

Sandra Walters

Sandra Walters
Assistant Company Secretary

dlw 6/2

FILE NO. 82-5205

BRAMBLES INDUSTRIES LIMITED
HOLDING IN COMPANY

On 17 March 2003, National Australia Bank Limited Group notified the Australian Stock Exchange that as at 13 March 2003, they held 63,244,476 shares in Brambles Industries Limited, which is 6.54% of its issued ordinary share capital.

17 March 2003

Contact: Sandra Walters, Assistant Company Secretary
Tel 020 7659 6039